Page #[1]	Disclosure in the Registration Statement	Page #[2]	Information in iResearch Report
2, 100	According to the iResearch Report, China's online entertainment industry market reached RMB205.8 billion in 2016 and is expected to grow at a compound annual growth rate, or CAGR, of 29.6% to RMB752.7 billion in 2021.	7	Market Size: Chinese Online Entertainment by Sectors (in RMB 100mm) 	Year	Total Online Entertainment Market	 	---	---	 	2016	2057.5	 	2021e	7527.4	
2, 100	According to the iResearch Report, the population of Generation Z has reached 328 million in 2017.	3	According to iResearch, the total population of Generation Z has reached 328 million by the end of 2017.
2, 100	Their market share contribution to the online entertainment industry in China in terms of dollar spending is expected to grow from 45.8% in 2014, to 54.8% in 2017 and further to 62.1% in 2020.	8	Market Penetration of Generation Z Users 	Year	Penetration Rate	 | ---	---	 | 2014	45.8%	 | 2017e	54.8%	 | 2020e	62.1%	
2, 101	According to the iResearch Report, as of the end of 2016, there were 636 million online entertainment consumers in China, who on average spent 1.4 hours every day on online entertainment.	8	The number of users of online entertainment industry in 2016 reached 636 million, and is estimated to grow into 687 million in 2017, 8.1% higher than 2016. By the end of 2016, among users of online entertainment industry, 282 million belong to

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[1] Page references are to the Registration Statement filed with the Securities and Exchange Commission on March 16, 2018.

[2] Page references are to the iResearch Report attached hereto.

Page #[1]	Disclosure in the Registration Statement	Page #[2]	Information in iResearch Report
	Among them, 282 million were Generation Z, and they on average spent more than 1.6 hours every day on online entertainment.		Generation Z, accounted for 44% of the total users. Average daily time spend on entertainment of Generation Z users is 1.6 hours, while the average is 1.4 hours.
100		7	Market Size: Chinese Online Entertainment by Sectors (in RMB 100mm) | Year	Total Online Entertainment Market
---	---
2011	145.4
2012	204.3
2013	314.5
2014	613.2
2015	1130.3
2016	2057.5
2017e	3148.4
2018e	4252.9
2019e	5383.6
2020e	6488.6
2021e	7527.4	

Page #[1]	Disclosure in the Registration Statement	Page #[2]	Information in iResearch Report
100	According to the iResearch Report, 284 million of Generation Z are internet users, implying an internet penetration rate of 86.7%, which is far above the national average rate of 55.8%.	3	284 million Generation Z are Internet users by the end of 2017. The Internet penetration rate of Generation Z is 86.7%, far surpass the national average of 55.8%.
102	China's online video market reached RMB62.1 billion in 2016 and is expected to reach RMB224.9 billion in 2021, representing a CAGR of 29.3%, according to the iResearch Report.	7	Market Size: Chinese Online Entertainment by Sectors (in RMB 100mm) 	Year	Online Video	 	---	---	 	2016	621.49	 	2021e	2249.09	
102	Generation Z's contribution to this market is also expected to grow from 35.2% in 2014 to 46.5% in 2017 and further to 66.6% in 2020, according to the iResearch Report.	16	Market Penetration of Generation Z in Online Video Industry 	Year	Market Penetration	 |---|---| 	2014	35.2%	 	2017e	46.5%	 	2020e	66.6%	

<table>
<tr><th>Page #[1]</th><th>Disclosure in the Registration Statement</th><th>Page #[2]</th><th>Information in iResearch Report</th></tr>
<tr><td>102</td><td>
China online video market size
RMB in billions
2016A – 2021E CAGR 29.3%
5.5
8.0
11.6
21.6
38.2
62.1
92.9
122.6
154.3
189.0
224.9
2011A
2012A
2013A
2014A
2015A
2016A
2017E
2018E
2019E
2020E
2021E
Source: iResearch Report</td><td>7</td><td>Market Size: Chinese Online Entertainment by Sectors (in RMB 100mm)
<table>
<tr><td>Year</td><td>Online Video</td></tr>
<tr><td>2011</td><td>54.53</td></tr>
<tr><td>2012</td><td>80.25</td></tr>
<tr><td>2013</td><td>115.67</td></tr>
<tr><td>2014</td><td>215.80</td></tr>
<tr><td>2015</td><td>381.56</td></tr>
<tr><td>2016</td><td>621.49</td></tr>
<tr><td>2017e</td><td>929.44</td></tr>
<tr><td>2018e</td><td>1225.60</td></tr>
<tr><td>2019e</td><td>1543.14</td></tr>
<tr><td>2020e</td><td>1890.16</td></tr>
<tr><td>2021e</td><td>2249.09</td></tr>
</table></td></tr>
<tr><td>102</td><td>According to the iResearch Report, China's online video advertising market reached RMB30.6 billion in 2016 and is expected to grow to RMB112.0 billion in 2021, representing a CAGR of 29.6%.</td><td>16, 17</td><td>By the end of 2016, the market size of online video advertising reached 30.62 billion, 45.5% higher than 2015.</td></tr>
</table>

Page #[1]	Disclosure in the Registration Statement	Page #[2]	Information in iResearch Report		
			Year	Online Video Advertising: Market Size (in Billion RMB)	
			2016	30.62	
			2021e	111.99	
103	According to the iResearch Report, China's mobile games market reached RMB102.3 billion in 2016, and is expected to further grow at a CAGR of 24.4% to RMB304.5 billion in 2021.	7	Market Size: Chinese Online Entertainment by Sectors (in RMB 100mm)		
			Year	Mobile Game	
			2016	1022.8	
			2021e	3044.9	
103	Generation Z's contribution to this market is also expected to grow from 56.0% in 2014 to 63.8% in 2017 and further to 65.7% in 2020, according to the iResearch Report.	43	Market Penetration of Generation Z Players in Mobile Games Industry		
				Market Penetration	
			2014	56.0%	
			2017e	63.8%	
			2020e	65.7%	

<table>
<tr><th>Page #[1]</th><th>Disclosure in the Registration Statement</th><th>Page #[2]</th><th>Information in iResearch Report</th></tr>
<tr><td>103</td><td>
China mobile games market size
RMB in billions
2016A – 2021E CAGR 24.4%
6.2
8.8
14.8
27.6
56.2
102.3
148.9
195.4
239.7
278.3
304.5
2011A
2012A
2013A
2014A
2015A
2016A
2017E
2018E
2019E
2020E
2021E
Source: iResearch Report</td><td>7</td><td>Market Size: Chinese Online Entertainment by Sectors (in RMB 100mm)
<table>
<tr><td>Year</td><td>Mobile Game</td></tr>
<tr><td>2011</td><td>62.4</td></tr>
<tr><td>2012</td><td>87.7</td></tr>
<tr><td>2013</td><td>148.4</td></tr>
<tr><td>2014</td><td>276.0</td></tr>
<tr><td>2015</td><td>562.2</td></tr>
<tr><td>2016</td><td>1022.8</td></tr>
<tr><td>2017e</td><td>1489.2</td></tr>
<tr><td>2018e</td><td>1953.8</td></tr>
<tr><td>2019e</td><td>2397.3</td></tr>
<tr><td>2020e</td><td>2783.3</td></tr>
<tr><td>2021e</td><td>3044.9</td></tr>
</table></td></tr>
<tr><td>103</td><td>According to the iResearch Report, it reached RMB6.8 billion in 2016, and is expected to reach RMB37.5 billion by 2021, representing a CAGR of 40.8% from 2016 to 2021.</td><td>44, 45</td><td>2014-2021 Chinese Anime and Comic Themed Mobile Games: Market Size and Growth Rate
<table>
<tr><td>Year</td><td>Anime and Comic Themed Mobile Game: Market Size (in RMB 100mm)</td></tr>
</table></td></tr>
</table>

Page #[1]	Disclosure in the Registration Statement	Page #[2]	Information in iResearch Report
			2016 — 67.60
			2021e — 374.57
103	In China, the number of players for anime and comics themed mobile games was 42 million as of 2016, and is expected to increase to 62 million in 2017, approximately 68.9% of whom are Generation Z, according to the iResearch Report.	45	User of Chinese Anime and Comic Themed Mobile Games and Growth Rate, 2014-2021 **Year / Number of Players (in thousand)** 2016 — 42253 2017e — 61542 Anime and Comic Themed Mobile Games Players in Generation Z **Rate** 2017e — 68.9%
104	More than 80.0% of Generation Z players for anime and comics themed mobile games have paid for games, according to the iResearch Report.	46	More than 80.0% of Anime and Comic Themed mobile game players spend money on these games, and the average amount of spending is 224 RMB.

<table>
<tr><th>Page #[1]</th><th>Disclosure in the Registration Statement</th><th>Page #[2]</th><th>Information in iResearch Report</th></tr>
<tr><td>104</td><td>
China anime and comics themed mobile games market size
RMB in billions
2016A - 2021E CAGR 40.8%
0.5
1.4
6.8
11.1
18.6
24.9
32.0
37.5
2014A
2015A
2016A
2017E
2018E
2019E
2020E
2021E
Source: iResearch Report</td><td>44, 45</td><td>2014-2021 Chinese Anime and Comic Themed Mobile Games: Market Size and Growth Rate
<table>
<tr><th>Year</th><th>Anime and Comic Themed Mobile Game: Market Size (in RMB 100mm)</th></tr>
<tr><td>2014</td><td>5.46</td></tr>
<tr><td>2015</td><td>13.84</td></tr>
<tr><td>2016</td><td>67.60</td></tr>
<tr><td>2017e</td><td>110.78</td></tr>
<tr><td>2018e</td><td>185.91</td></tr>
<tr><td>2019e</td><td>249.49</td></tr>
<tr><td>2020e</td><td>319.60</td></tr>
<tr><td>2021e</td><td>374.57</td></tr>
</table></td></tr>
</table>

Page #[1]	Disclosure in the Registration Statement	Page #[2]	Information in iResearch Report
104	According to the iResearch Report, China's live broadcasting market reached RMB23.3 billion in 2016, with 344 million users, and is expected to expand to RMB113.7 billion in 2021, representing a CAGR of 37.4%.	7, 31	Market Size: Chinese Online Entertainment by Sectors (in RMB 100mm) 	Year	Online Broadcasting	 |---|---
2016	232.7	 | 2021e	1137.4	 2014-2121 Users of Live Broadcasting Industry and Growth Rate 	Year	Users (in million)	 |---|---
2016	344	
105	Generation Z's contribution to this market is also expected to grow from 22.2% in 2014 to 37.7% in 2017 and further to 45.5% in 2020, according to the iResearch Report.	30	Market Penetration of Generation Z Viewer 	Year	Market Penetration	 |---|---
2014	22.2%	 | 2017e	37.7%	 | 2020e	45.5%	

<table>
<tr><th>Page #[1]</th><th>Disclosure in the Registration Statement</th><th>Page #[2]</th><th>Information in iResearch Report</th></tr>
<tr><td>105</td><td>
China live broadcasting market size
RMB in billions
2016A - 2021E CAGR 37.4%
5.3
8.0
23.3
44.4
65.4
84.6
99.3
113.7
2014A
2015A
2016A
2017E
2018E
2019E
2020E
2021E
Source: iResearch Report</td><td>7</td><td>Market Size: Chinese Online Entertainment by Sectors (in RMB 100mm)
<table>
<tr><th>Year</th><th>Online Broadcasting</th></tr>
<tr><td>2014</td><td>53.4</td></tr>
<tr><td>2015</td><td>79.8</td></tr>
<tr><td>2016</td><td>232.7</td></tr>
<tr><td>2017e</td><td>444.4</td></tr>
<tr><td>2018e</td><td>653.8</td></tr>
<tr><td>2019e</td><td>845.9</td></tr>
<tr><td>2020e</td><td>992.6</td></tr>
<tr><td>2021e</td><td>1137.4</td></tr>
</table></td></tr>
</table>